



New York Stock Exchange
11 Wall Street
New York, NY 10005

June 4, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Janus Parent, Inc. (name to be changed to Janus International Group, Inc.), under the Exchange Act of 1934:

- Common Stock, $0.0001 par value
- Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share

Sincerely,